UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 4


                        Overseas Shipholding Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    690368105
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                                 (CUSIP Number)


                                 Frontline Ltd.
                          Par-La-Ville Place, 4th Floor
                              14 Par-La-Ville Road
                                 Hamilton HM 08
                                     Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 26, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                                     Frontline Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                         AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                Bermuda

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                    -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              183,400
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                         183,400

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        183,400

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0.6%

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14.  TYPE OF REPORTING PERSON                                                 CO

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

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                              Hemen Holding Limited

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                         AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 Cyprus

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                    -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              183,400
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                         183,400

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        183,400

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 CO

--------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                            Bandama Investment Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                         WC

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                    Republic of Liberia

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                    -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              183,400
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                         183,400

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        183,400

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 CO

--------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                              Geveran Holdings S.A.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                         AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                    Republic of Liberia

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                    -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                  -0-
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                             -0-

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            -0-

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 CO

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

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                          Monteray Enterprises Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                         WC

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 Cyprus

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                    -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                  -0-
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                             -0-

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            -0-

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 CO

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

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                                    John Fredriksen

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                         OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 Cyprus

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                    -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              183,400
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                         183,400

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        183,400

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 IN

--------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D

     The purpose of this Amendment No. 4 to the Schedule 13D is to report that on May 26, 2008, Frontline Ltd. ("Frontline") terminated the forward contract with DnB NOR Bank ASA (the "Seller") dated March 3, 2008, described in Amendment No. 1 to the Schedule 13D of Frontline filed with the Securities and Exchange Commission ("SEC") on March 31, 2008. On the same day, Frontline entered into a new forward contract with the Seller whereby Frontline agreed to purchase 1,366,600 shares of common stock of Overseas Shipholding Group, Inc. (the "Issuer") from the Seller on August 29, 2008, for a purchase price of $93,133,790.

     In addition, on May 20, 2008, May 21, 2008 and May 28, 2008, certain Reporting Persons, sold an aggregate of 244,900 common shares of the Issuer.

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Item 1.  Security and Issuer

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON MARCH 20, 2008.

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Item 2.  Identity and Background

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON MARCH 20, 2008.

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Item 3.  Source and Amount of Funds or Other Consideration

     As described in Item 6 below, on May 26, 2008, Frontline entered in a forward contract with the Seller whereby Frontline agreed to purchase 1,366,600 common shares of the Issuer from the Seller on August 29, 2008 for a purchase price of $93,133,790.

     The source of funds for the purchases of 183,400 shares of Issuer's common stock held in the account of Bandama Investment Ltd. ("Bandama") was $14,637,154, representing the working capital of Bandama.

     None of the other persons named in response to Item 2 hold any shares of the Issuer's common stock in their accounts.

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Item 4.  Purpose of Transaction

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON MARCH 20, 2008.

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Item 5.  Interest in Securities of the Issuer

     (a), (b) According to the Issuer's most recent Report on Form 10-Q, there were 30,793,238 shares of common stock issued and outstanding as of April 29, 2008 ("Common Stock"). Based on such information, after taking into account the transactions described in Exhibit B attached hereto, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

     Frontline Ltd. may be deemed to beneficially own 183,400 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock of the Issuer. Frontline has the sole power to vote 0 shares of Common Stock and the shared power to vote 183,400 shares of Common Stock. Frontline has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 183,400 shares of Common Stock.

     Bandama Investment Ltd. may be deemed to beneficially own 183,400 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock of the Issuer. Bandama has the sole power to vote 0 shares of Common Stock and the shared power to vote 183,400 shares of Common Stock. Bandama has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 183,400 shares of Common Stock.

     Hemen Holding Limited ("Hemen") may be deemed to beneficially own 183,400 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock of the Issuer. Hemen has the sole power to vote 0 shares of Common Stock and the shared power to vote 183,400 shares of Common Stock. Hemen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 183,400 shares of Common Stock.

     Geveran Holdings S.A. ("Geveran") may be deemed to beneficially own 0 shares of Common Stock, representing approximately 0.0% of the outstanding shares of Common Stock of the Issuer. Geveran has the sole power to vote 0 shares of Common Stock and the shared power to vote 0 shares of Common Stock. Geveran has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 0 shares of Common Stock.

     Monteray Enterprises Ltd. ("Monteray") may be deemed to beneficially own 0 shares of Common Stock, representing approximately 0.0% of the outstanding shares of Common Stock of the Issuer. Monteray has the sole power to vote 0 shares of Common Stock and the shared power to vote 0 shares of Common Stock. Monteray has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 0 shares of Common Stock.

     Mr. Fredriksen may be deemed to beneficially own 183,400 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock of the Issuer. Mr. Fredriksen has the sole power to vote 0 shares of Common Stock and the shared power to vote 183,400 shares of Common Stock. Mr. Fredriksen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 183,400 shares of Common Stock.

     None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

     (c) There have not been any transactions in the shares of Common Stock by the Reporting Persons since May 28, 2008. In addition, to the best of the Reporting Persons' knowledge, none of the other persons named in response to
Item 2, were involved in any transactions in shares of Common Stock since May 28, 2008.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer's Common Stock beneficially owned by the Reporting Persons.

     (e) On May 26, 2008, the Reporting Persons, ceased to be the beneficial owners of more than five percent of the Issuer's Common Stock.

--------------------------------------------------------------------------------
Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer

     On May 26, 2008, Frontline terminated the forward contract with the Seller dated March 3, 2008, described in Amendment No. 1 to the Schedule 13D of Frontline filed with the SEC on March 31, 2008. On the same day, Frontline entered in a new forward contract with the Seller whereby Frontline agreed to purchase 1,366,600 shares of Common Stock from the Seller on August 29, 2008, for a purchase price of $93,133,790. In the event a dividend is paid by the Issuer prior to August 29, 2008, such dividend shall accrue to Frontline.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits

Exhibit A - Joint Filing Undertaking.

                                   SIGNATURES


After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 29, 2008

FRONTLINE LTD.

By: /s/ Jens Martin Jensen
    ------------------------
Name:   Jens Martin Jensen
Title:  Acting Principal Executive Officer

BANDAMA INVESTMENT LTD.

By: /s/ Inger M. Klemp
    ------------------------
Name:   Inger M. Klemp
Title:  President and Director

HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director

MONTERAY ENTERPRISES LTD.

By: /s/ Marios Saveriades
    ------------------------
Name:   Marios Saveriades
Title:  Director

GEVERAN HOLDINGS S.A.

By: /s/ Marios Saveriades
    ------------------------
Name:   Marios Saveriades
Title:  President and Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                                                       Exhibit A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of Common Stock of Overseas Shipholding Group, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated: May 29, 2008


FRONTLINE LTD.

By: /s/ Jens Martin Jensen
    ------------------------
Name:   Jens Martin Jensen
Title:  Acting Principal Executive Officer

BANDAMA INVESTMENT LTD.

By: /s/ Inger M. Klemp
    ------------------------
Name:   Inger M. Klemp
Title:  President and Director

HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director

MONTERAY ENTERPRISES LTD.

By: /s/ Marios Saveriades
    ------------------------
Name:   Marios Saveriades
Title:  Director

GEVERAN HOLDINGS S.A.

By: /s/ Marios Saveriades
    ------------------------
Name:   Marios Saveriades
Title:  President and Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
   -------------------
Name:   John Fredriksen

                                                                       Exhibit B

          TRANSACTIONS IN THE COMMON STOCK BY MONTERAY ENTERPRISES LTD.
                            AND GEVERAN HOLDINGS S.A.

      Date of                      Number of Shares
    Transaction                    Purchased/(Sold)        Price per Share
    -----------                    ---------------         ---------------

     5/20/2008                        (100,000)                 $83.05

     5/21/2008                         (63,000)                 $82.63

     5/28/2008                         (81,475)                 $77.51


SK 02089 0009 886870